

Mail Stop 6010

November 2, 2007

<u>Via Facsimile and U.S. Mail</u>

Mr. Michael Rouse
Chief Executive Officer
Turbine Truck Engines, Inc.
1301 International Speedway Boulevard
Deland, FL 32724

> **Re: Turbine Truck Engines, Inc.**
> **Form 10-KSB for the year ended December 31, 2006**
> **Filed March 28, 2007**
> **File No. 333-109118**

Dear Mr. Rouse:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant